[Cadwalader, Wickersham & Taft LLP Letterhead]

September 15, 2015

Via Edgar Correspondence

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Melissa Raminpour, Branch Chief

Re:              Safe Bulkers, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 001-34077

Dear Ms. Raminpour:

On behalf of our client, Safe Bulkers, Inc. (the "Company"), we are writing to respond to the comments received by the Company from the Staff (the "Staff") of the Securities and Exchange Commission by letter dated August 28, 2015 (the "Staff Comment Letter") regarding the filing referenced above.

The Company is working expeditiously to respond to the Staff Comment Letter.  However, the Company has advised us that it will require additional time to consider and respond to the Staff's comments.  Accordingly, on behalf of the Company, we respectfully request additional time to respond to the Staff Comment Letter.  The Company anticipates submitting a response to the Staff on or about September 18, 2015.

We appreciate the Staff's assistance in this matter.  Please do not hesitate to call me at (212) 504-5663 or Richard M. Brand at (212) 504-5757 with any questions.

Sincerely,

/s/ Daniel F. Zimmerman
Daniel F. Zimmerman

cc:	Konstantinos Adamopoulos
Chief Financial Officer and Director
(Safe Bulkers, Inc.)